Exhibit 10.16

August 07, 2000

Mr. Richard Warley

Dear Richard:

On behalf of SAVVIS Communications Corporation (“Company”), I would like to make the following offer to you to join the Company as Executive Vice President of Corporate Development reporting directly to me.

Employment Start Date

Your employment shall commence on September 11, 2000.

Salary and Bonus

Your base salary will be $225,000 per year. You are guaranteed to receive no less than $450,000 in annual incentive bonus for the year 2000, pro-rated from your start date and payable as of the end of the year. On your first anniversary date, you will receive the remainder of the $450,000 bonus not received at the end of the year. If your employment is terminated without cause, or you resign for Good Reason during the first year of your employment, the balance of the bonus amount not previously paid shall become immediately payable. On or about December 31, 2001 you will receive the pro-rated portion of your 2001 bonus (which amount will be determined as set forth in the following paragraph), and thereafter, you will be included in the normal cycle of bonus payments in effect for executives of the Company.

After year 1, you will be eligible to receive an annual incentive bonus equal to 200% of your annual salary (range from 0% to 100%) based on attainment of mutually agreed to objectives.

In addition, you will receive a $65,000 signing bonus, payable within thirty (30) days of the acceptance of this offer. If you should terminate your employment within the first twelve (12) months of your employment for any reason other than “Good Reason,” you will repay the signing bonus to the Company on a pro-rata basis.

You will also receive a housing allowance in the amount of $5,000 per month for the first thirty-nine (39) months of your employment.

Stock Options

You will receive incentive stock options to purchase 225,000 shares of the Company’s common stock at the market price of the Company’s stock on a date that will be locked in within 72 hours of your acceptance of this offer. These options shall vest based on the following schedule.

•	65,000 will vest and become exercisable at the start of your employment with the Company. If you should terminate your employment with the Company for any reason other than “Good Reason” during the first twelve months, you will return these shares to the Company if not previously sold or pay to the Company fifty percent (50%) of any profit made from the sale of these shares.

•	The remaining 160,000 shares will vest on a monthly straight-line pro-rata basis over thirty-nine (39) months with 6/39 of such options vesting on the six-month anniversary date of the commencement of your employment and 1/39 of such shares vesting on each monthly anniversary thereafter. If you should terminate your employment with the Company for any reason other than “Good Reason” during the first six months, you will vest in that number of shares which is equal to the number of full months you were employed by the Company divided by 39 which quotient shall be multiplied by 160,000.

All of the unvested options immediately vest upon a “Change of Control,” however such options will not vest so long as both Robert McCormick and Jack Finlayson remain employed by the Company in their current roles. If termination without cause occurs at any time or you resign with Good Reason an additional twelve (12) months of your options will vest immediately. In the event of your death or permanent disability, all unvested options shall immediately vest and you and/or your family will receive the equivalent of one year’s base salary and continuation of benefits for one (1) year, which shall include the housing allowance. In the event of your death or permanent disability during the first year of employment, you or your estate will receive the balance of the $450,000 bonus referred to under “Salary and Bonus” above.

Continuation of the right to exercise all vested options will continue for one year after termination of employment unless termination is for cause in which case such right will continue for 3 months. If you terminate your employment for any reason other than “Good Reason” during the first year of your employment the Company shall have the right to repurchase any exercised and unsold shares at the option strike price for a period of thirty days from the later of the exercise of such options and the date of your termination.

Benefits

You shall receive standard health and insurance programs consistent with other senior executives.

Severance Benefits

In the event the Company terminates your employment without “cause” or you resign with Good Reason you will be entitled to receive a lump sum severance payment equal to your then current base annual salary plus an amount equal to twelve (12) months housing allowance. The severance payment will be due within thirty (30) days of your last day of employment.

Change of Control

For the purposes of this Agreement a “Change of Control” shall be deemed to occur upon any one of the following events (i) Bridge ceasing to own more than 30% of the outstanding common stock of the Company, (ii) any party (other than Welsh Carson) or related parties acquiring more than 50% of the outstanding common stock of Bridge or are otherwise able to exercise voting control over Bridge, (iii) any party (other than Bridge or Welsh Carson) or related parties acquiring more than 50% of the outstanding common stock of the Company or are otherwise able to exercise voting control over the Company, (iv) any sale by the Company of all or substantially all of its assets.

Resignation for Good Reason

You may resign for “Good Reason” if (i) the Company reduces your compensation, position, authority, duties or responsibilities in any material respect or (ii) the Company relocates your primary place of employment from the New York City Metropolitan area without y our consent or (iii) any act by the Company that would be deemed a constructive termination under applicable law.

Termination for Cause

Your employment with the Company may be terminated with “cause” at any time without notice. For purposes of this agreement, cause is defined as (i) any conduct by you as an employee of the Company that violates state or federal laws or Company policies and standards of conduct; (ii) dishonesty by you in performance of your duties as an employee of the Company, or (iii) willful misconduct by you that you know (or should know) will materially injure the reputation of the Company. If you are terminated for cause, you will not be entitled to severance benefits.

Other

Travel Policy will be the same as for other EVPs. At a minimum business class air travel will be allowed on flights of five (5) hours or more and on all international flights. First class air travel will be allowed on all “red-eye” flights.

Office: Your office will be located within the Bridge Information Systems office at 3 World Financial; Center, New York, New York.

Bonus Criteria: Bonus criteria for year 2 and thereafter will be as agreed between us.

Please confirm your acceptance of this offer by signing this letter and returning it to me. This offer will remain open and irrevocable until August 11, 2000.

Very truly yours,

SAVVIS Communications Corporation

/s/ Jack Finlayson
Jack Finlayson
President and COO

Accepted:

/s/ Richard Warley
Richard Warley

Date: August 11, 2000

PRIVATE AND CONFIDENTIAL

VARIATION TO TERMS OF EMPLOYMENT

30th June 2003

Dear Richard,

Further to recent discussions, I am pleased to confirm your position as EVP Managing Director EMEA with effect from 1st July 2003.

I have outlined below the principal terms of your employment in the UK, which are an addendum to your contract of employment with SAVVIS as issued to you on 7th August 2000.

Place of Work

You will be based at SAVVIS UK Reading office, located at Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG4 5TS. You will however be required to extensively travel overseas in the course of your duties.

Salary

Your salary will be £136,360.00 ($225,000.) per annum, payable by 12 equal monthly installments on the 15th working day of the month. You will be paid in local currency in GBP by credit transfer into your bank account in the UK. You will remain on the UK payroll with normal social security deductions in accordance with the UK regulations. For the purposes of this assignment, your participation in SAVVIS Communications annual bonus program will remain unchanged from your contract of employment dated 7th August 2000.

Relocation Expenses

The company will reimburse reasonable travel and relocation expenses in moving you to the UK from the USA up to $44,000 (£26,667 based on the exchange rate of 1.65). This sum will encompass all relevant expenses related to your relocation; i.e. removal costs, transportation of your household goods from USA to Great Britain, travel costs, house hunting costs, legal fees associated with buying and /or selling your property etc. In addition, the company will pay a one-time relocation assistance amount of $16,800 gross, taxable (£10,182 based on the exchange rate of 1.65) to assist with incidental expenses associated with your acceptance of this position.

Housing Allowance

The company agrees to pay an amount not to exceed £2,600 per month, for a period of two years from the commencement of this assignment, as a housing allowance towards temporary accommodation, in consideration of your acceptance of this position. A review will be performed after six months to determine the continued suitability of housing allowance as an ongoing benefit of employment compared to like amount being included in base salary under this agreement.

Automobile Allowance

You will receive a car allowance of £6000. per annum. For this, you are expected to provide a suitable car, taxed and insured for business purposes and maintained to a suitable level. This allowance is a taxable benefit.

Tax on Relocation

Relocation expenses are taxable. However certain relocation expenses qualify for exemption from tax up to the value of £8000 in total, such expenses include: estate agency fees, legal fees, building society fees, removal costs, temporary accommodation and expenses incurred in visiting the area to look for somewhere to live. To qualify for tax exemption on the first £8000 of relocation expenses, expenses must be incurred before the end of the tax year following the tax year the employee started their new job (e.g. if an employee started their new job on 18/3/2003, (2002/2003 tax year), they would have until April 2004 (2003/2004 tax year) to use the exemption. The date of the actual move is not relevant.

If the employee is deemed liable to pay tax by the Inland Revenue, the Company accepts no responsibility for those allowances which are found taxable. Neither does the Company contribute towards paying tax.

The company will pay for tax advice, by consultants selected by SAVVIS, at the time of your tax filing in Great Britain and for a period of 2 consecutive years.

UK Benefits

Pension

You will be eligible to join the SAVVIS pension scheme immediately. Pension provisions will be subject to an earnings cap, which is applied by the Inland Revenue.

The company contributions are as follows:

5% on base salary up to the first £20,000

9% on the balance of base salary above £20,000

50% of actual earned commissions will also be pensionable, at the rate of 5%. Any pension contributions against commission will be held each year and paid as a single lump-sum payment in March for relevant employees who are still employed by the company at that time. These lump-sum contributions will be made at an enhanced allocation rate.

Life Assurance

Whilst in service with SAVVIS if you die before your 63rd birthday, a lump sum will be paid equal to four times your salary prior to the date of death. For the purposes of life cover, annual salary means basic annual salary, including 50% of earned commission (which will be averaged over the previous three years) but excluding bonuses, overtime pay or any other fluctuating emoluments. If you leave service, the benefits are no longer paid.

Permanent Health Insurance Cover (PHI)

You are eligible for immediate Permanent Health Insurance cover of 75% of your base salary (less any applicable state benefits). Payment of benefit begins at the end of the deferred period of absence (26 consecutive weeks) during which time you have been unable to fully follow your job duties as a result of ill health or injury (total or partial disability). You may be required to undergo a medical examination.

Medical Cover

SAVVIS offers you the option to join the Private Medical Insurance Scheme, currently covered by BUPA. The membership cover you are eligible for is family cover.

These and other benefits offered by the Company may be amended from time to time at the Company’s discretion.

All other terms and conditions remain unchanged as specified in your contract of employment dated 7th August 2000.

May I take this opportunity to wish you every success in your continued future career with SAVVIS UK Ltd.

Yours sincerely,

Frank Zupan
Frank Zupan
HR Business Services